UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)*

hhgregg, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42833L108

 (CUSIP Number)

John M. Roth
FS Equity Partners V, L.P.
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California 90025
(310) 444-1822

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42833L108	Page 1 of 4

1		NAMES OF REPORTING PERSONS. FS Capital Partners V, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 13,475,981
WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,475,981
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,475,981
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14		TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No. 42833L108	Page 2 of 4

1		NAMES OF REPORTING PERSONS. FS Equity Partners V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 13,298,098
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8	SHARED VOTING POWER 0
WITH	9	SOLE DISPOSITIVE POWER 13,298,098
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,298,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14		TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 42833L108	Page 3 of 4

1		NAMES OF REPORTING PERSONS. FS Affiliates V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 177,883
BENEFICIALLY OWNED BY EACH REPORTING PERSON	8	SHARED VOTING POWER 0
WITH	9	SOLE DISPOSITIVE POWER 177,883
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14		TYPE OF REPORTING PERSON (See instructions) PN

CUSIP No. 42833L108	Page 4 of 4

SCHEDULE 13D

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 24, 2009 (the “Original Schedule 13D”), and as amended on May 30, 2012, by FS Capital Partners V, L.L.C. (“FS Capital Partners”), FS Equity Partners V, L.P. (“FS Equity V”), and FS Affiliates V, L.P. (“FS Affiliates V”, and collectively with FS Capital Partners and FS Equity V, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of hhgregg, Inc., a Delaware corporation (the “Issuer”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5 is hereby amended in its entirety as follows:

ITEM 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 33,365,188 shares of Common Stock outstanding, which is the number of shares of Common Stock reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012, filed with the Securities and Exchange Commission (the "SEC") on January 31, 2013.

(a) Amount Beneficially Owned by each Reporting Person and Percent of Class:
(b) Voting and Dispositive Power.

The Reporting Persons may be deemed to beneficially own in the aggregate (within the meaning of Rule 13d-3(a) of the Exchange Act) 13,475,981 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 40.4% of the shares of such class deemed outstanding as of December 31, 2012.

The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock of the Issuer as follows:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Beneficially Owned
FS Equity V	13,298,098	39.9%
FS Affiliates	177,283	0.53%
FS Capital Partners	13,475,981	40.4%
Reporting Persons as a group	13,475,981	40.4%

FS Capital Partners, by virtue of being the sole general partner of FS Equity V and FS Affiliates, may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with respect to 13,475,981 shares of Common Stock. FS Equity V disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates. FS Affiliates disclaims beneficial ownership of the shares of Common Stock held by FS Equity V.

(c) Other Transactions:

No Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Interests in Other Persons:

Not applicable

(e) Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2013

FS EQUITY PARTNERS V, L.P.
a Delaware Limited Partnership

By: FS Capital Partners V, LLC
a Delaware Limited Liability Company
Its: General Partner

By: /s/ John M. Roth
       Name: John M. Roth
       Title:  Managing Member

FS AFFILIATES V, L.P.
a Delaware Limited Partnership

By: FS Capital Partners V, LLC
a Delaware Limited Liability Company
Its: General Partner

By: /s/ John M. Roth
       Name: John M. Roth
       Title:  Managing Member

FS CAPITAL PARTNERS V, LLC
a Delaware Limited Liability Company

By: /s/ John M. Roth
       Name: John M. Roth
       Title:  Managing Member